AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

of

NORTEK HOLDINGS, INC.

It is hereby certified that:

       1. The present name of the corporation (hereinafter called the "corporation") is Nortek Holdings, Inc., which is the name under which the corporation was originally incorporated; and the date of filing the original certificate of incorporation of the corporation with the Secretary of State of the State of Delaware is June 19, 2002.

       2. The certificate of incorporation of the corporation is hereby amended by striking out Articles First through Fourteenth thereof and by substituting in lieu thereof new Articles First through Tenth which are set forth in the Amended and Restated Certificate of Incorporation hereinafter provided for.

       3. The provisions of the certificate of incorporation of the corporation as heretofore amended and/or supplemented, and as herein amended, are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Amended and Restated Certificate of Incorporation of Nortek Holdings, Inc. without any further amendments other than the amendment herein certified and without any discrepancy between the provisions of the certificate of incorporation as heretofore amended and supplemented and the provisions of the said single instrument hereinafter set forth.

       4. The amendment and the restatement of the certificate of incorporation herein certified have been duly adopted by the stockholders in accordance with the provisions of Sections 228, 242, and 245 of the General Corporation Law of the State of Delaware.

       5. The certificate of incorporation of the corporation, as amended and restated herein, shall at the effective time of this amended and restated certificate of incorporation, read as follows:

"AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NORTEK HOLDINGS, INC.

FIRST. The name of this corporation is NORTEK HOLDINGS, INC. (hereinafter the "Corporation").

SECOND. The registered office of this corporation in the State of Delaware is located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The name and mailing address of the incorporator is: Christopher J. Garofalo, c/o Ropes & Gray, One International Place, Boston, MA 02110.

FIFTH.

(A)   *Authorized Shares*. The total number of shares of stock which the Corporation shall have authority to issue is 52,000,000, of which the Corporation shall have authority to issue (i) 19,000,000 shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), (ii) 14,000,000 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), and (iii) 19,000,000 shares of Preference Stock, par value $1.00 per share (the "Preference Stock") of which 9,000,000 shares have been designated as Series B Convertible Preference Stock (the "Series B Preference Stock"). The Class A Common Stock and the Class B Common Stock are hereinafter referred to collectively as the "Common Stock."

(B)   *Common Stock*. Except as otherwise provided in this Article FIFTH, the Class A Common Stock and the Class B Common Stock shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(1)   *Voting Rights; Directors*. Except as expressly provided herein and subject to applicable law and the rights of any outstanding series of Preference Stock to vote, including as a separate class or series, the shares of Class A Common Stock and Class B Common Stock shall vote together as a single class and each share of Common Stock shall entitle the holder thereof to one (1) vote upon all matters upon which stockholders shall have the right to vote. Following the Reclassification (as defined herein), at every meeting of the stockholders

called for the election of directors, (i) the holders of Common Stock, voting separately as a separate class, shall be entitled to elect 51% of the number of directors to be elected at such meeting; provided, however, that if 51% of such number of directors is not a whole number, then the holders of Common Stock shall be entitled to elect the next higher whole number of directors to be elected at such meeting; provided further that at least one-third (or such next higher whole number) of the number of such directors shall be Independent (as defined below), and (ii) the holders of Series B Preference Stock, voting as a separate class, shall be entitled to elect the remaining directors to be elected at such meeting; provided, however, that at least one-half (or such next higher whole number) of the number of such directors shall be Independent. Notwithstanding anything herein to the contrary, the holders of Common Stock shall be entitled to elect the entire Board of Directors from and after the earlier of (A) the conversion of a sufficient number of shares of Series B Preference Stock into shares of Class A Common Stock (as provided for herein) such that the Kelso Holders (as defined below) hold in the aggregate a greater number of outstanding shares of Class A Common Stock than Richard L. Bready ("RLB") and his affiliates and (B) such time as the number of shares of Common Stock into which the outstanding shares of Series B Preference Stock are convertible (regardless of whether such shares can be converted into Common Stock at such time) is equal to or less than 20% of the then outstanding shares of Common Stock (each, an "Elimination Event"). For purposes hereof, a director shall be deemed "Independent" as follows: (i) if elected by the holders of Common Stock, such director shall be deemed Independent if he or she (x) is not an affiliate of RLB and is not an officer or employee or consultant or advisor to, or a director of, the Corporation or an entity controlled by RLB or the Corporation at the time of the election in question or in the two years prior thereto (provided, that such a person (i) shall not be deemed to not be Independent solely by reason of being a director of the Corporation after the Closing (as defined in the Recapitalization Agreement (as defined below)) and (ii) shall be deemed Independent in any event if otherwise agreed to in writing at the time of election by Kelso (as defined below)) and (y) has not engaged in any transaction or transactions involving in excess of $100,000 in the aggregate with RLB or any such entities referred to in clause (i)(x) above in the two years prior to the time that he or she is elected to be a director; and (ii) if elected by the holders of Series B Preference Stock, such director shall be deemed Independent if he or she is not an affiliate of Kelso & Company, L.P. ("Kelso") and is not an employee, officer or director of, or an investor in, Kelso or in a fund formed at the direction of Kelso, or an officer or employee of a portfolio company thereof, other than any such person whose only relationship to Kelso is that he or she is an employee, officer or director of an institution otherwise unaffiliated with Kelso that has invested in a fund formed at the direction of Kelso or in any debt or equity securities of a portfolio company thereof. The good faith conclusion of the other members of the Board of Directors that a particular director is Independent shall be binding and conclusive.

(2)   *Dividends and Distributions*. Subject to the preferential and other dividend rights of any outstanding series of Preference Stock, holders of Class A Common Stock and Class B Common Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation when and as such dividends and other distributions may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor. No dividend or other distribution may be declared or paid on any share of Class A Common Stock unless a like dividend or other distribution is simultaneously declared or paid, as the case may be, on each share of Class B Common Stock, nor shall any dividend or other distribution be declared or paid on any share of Class B Common Stock unless a like dividend or other distribution is simultaneously declared or paid, as the case may be, on each share of Class A Common Stock, in each case without preference or priority of any kind; provided, however, that all dividends and distributions on the Class A Common Stock and Class B Common Stock payable in shares of Common Stock of the Corporation shall be made in shares of Class A Common Stock and Class B Common Stock, respectively; provided, further, that the Redemption (as defined below) shall not constitute any such dividend or distribution and the shares of Class B Common Stock may be redeemed without any dividend or distribution being made to the holders of the Class A Common Stock.

(3)   *Class B Common Stock Redemption*.

(a)   Immediately following the Purchase Transactions and the Distribution (each as defined in the Agreement and Plan of Recapitalization, dated June 20, 2002, as may be amended from time to time by and among Nortek, Inc., the Corporation, and K Holdings, Inc. (the "Recapitalization Agreement")), the Corporation shall irrevocably call for redemption and, as of the time of such call for redemption, redeem (the "Redemption") in whole the outstanding shares of Class B Common Stock at a redemption price (the "Redemption Price") of $46.00 per share. The date and time of such Redemption is hereinafter referred to as the "Redemption Time." Promptly following the call for Redemption, the Corporation shall issue a press release to such effect and notify the Exchange Agent (as defined in the Recapitalization Agreement) thereof.

(b)   The Corporation shall promptly cause to be mailed a notice of such redemption by first class mail, postage prepaid, to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock register of the Corporation; provided that neither the failure to give such notice nor any defect therein shall affect the validity of the giving of notice for the redemption of any share of Class B Common Stock to be redeemed except as to the holder to whom the Corporation has failed to give said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the Redemption Time, (ii) the number of shares of Class B Common Stock to be redeemed; (iii) the Redemption Price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price, and such notice shall be accompanied by a letter of transmittal for use by the holder of Class B Common Stock in surrendering such shares. Upon the mailing of any such notice of redemption, the Corporation shall become obligated to redeem at the Redemption Time specified thereon all shares of Class B Common Stock.

(c)   On or after the Redemption Time, each holder of shares of Class B Common Stock shall surrender the certificate evidencing such shares (together with a duly completed letter of transmittal) to the Exchange Agent or another bank or trust company designated by the Corporation, having a capital and surplus of at least $1,000,000,000, and shall thereupon be entitled to receive payment of the Redemption Price. If, at the Redemption Time, funds in cash in an amount sufficient to pay the aggregate Redemption Price for all outstanding shares of Class B Common Stock shall be available therefor and shall have been irrevocably set aside and deposited with the Exchange Agent or another bank or trust company, having a capital and surplus of at least $1,000,000,000, for purposes of payment of such Redemption Price with irrevocable instructions and authority to such bank or trust company to pay to each holder of Class B Common Stock the Redemption Price upon surrender of each certificate for Class B Common Stock, then, notwithstanding that the certificates evidencing any shares so called for redemption shall not have been surrendered, as of the Redemption Time the shares shall no longer be deemed outstanding, the holders thereof shall cease to be stockholders of the Corporation, and all rights whatsoever with respect to such redeemed shares (except the right of the holders to receive the Redemption Price, without interest, upon surrender of their certificates therefor) shall terminate, except if the Corporation shall default in payment of the Redemption Price to any holder of Class B Common Stock, in which case the rights of such holder to receive the Redemption Price shall continue unless and until such shares are redeemed and such Redemption Price is paid in accordance with the terms hereof. If at the Redemption Time, the Corporation does not have sufficient capital and surplus legally available to redeem all the outstanding shares of Class B Common Stock, the Corporation shall take all measures permitted under the GCL to increase the amount of its capital and surplus legally available, and the Corporation shall redeem as many shares of Class B Common Stock as it may legally redeem, ratably from the holders thereof in proportion to the number of shares held by them, and shall thereafter from time to time, as soon as it shall have funds available therefor, redeem as many shares of Class B Common Stock as it legally may until it has redeemed all of the outstanding shares of Class B Common Stock.

(d)   No share of Class B Common Stock acquired by the Corporation by reason of purchase, redemption, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue and after any of the foregoing events occur that result in no shares of Class B Common Stock remaining outstanding, the Corporation shall not thereafter issue any additional shares of Class B Common Stock.

(C)   *Series B Preference Stock.*

(1)   *Definitions*. For purposes of this Article FIFTH, the following terms shall have the respective meanings indicated in this section (1):

Business Day shall mean any calendar day which is not a Saturday, Sunday or public holiday under the laws of the State of New York.

Distribution shall mean the declaration or payment of any dividend (whether in cash or otherwise) on or in respect of any shares of any class of capital stock of any person (other than dividends payable solely in shares of common stock of such person), the purchase, redemption, or other retirement of any shares of any class of capital stock of any person, directly or indirectly through a subsidiary or otherwise, the return of capital by any person to its stockholders as such or any other distribution on or in respect of any shares of any class of capital stock of any person.

Effective Time shall have the meaning set forth in the Recapitalization Agreement (as defined below).

Fair Market Value shall mean, as to any security, the Twenty Day Average (as defined below) of the closing prices of such security's sales on all domestic securities exchanges on which such security may at the time be listed. If at any time such security is not listed on any domestic securities exchange, the "Fair Market Value" of such security shall be the fair market value thereof as determined in good faith by the Board of Directors.

GCL shall mean the General Corporation Law of the State of Delaware.

Initial Purchase Price shall mean, with respect to any share of Series B Preference Stock, the price per share paid to the Corporation for such share of Series B Preference Stock; provided that, if shares of capital stock of the Corporation are exchanged for or used to purchase the Series B Preference Stock pursuant to an Exchange Agreement (as defined in the Recapitalization Agreement), the Initial Purchase Price shall be equal to the Redemption Consideration (as defined in the Recapitalization Agreement).

Junior Securities shall mean shares of capital stock in the Corporation other than the Series B Preference Stock, whether presently outstanding or hereafter issued, that do not expressly provide that such series ranks senior to or on parity with the Series B Preference Stock as to either rights on payment of dividends or rights on liquidation, winding up or dissolution and shall include the Common Stock.

Kelso Holders shall mean K Holdings, Inc., Kelso Investment Associates VI, L.P., a Delaware limited liability partnership, KEP VI, LLC, a Delaware limited liability company, Kelso Nortek Investors LLC, and their designees or limited partners.

Management Holders shall mean any officers or employees of the Corporation or its Subsidiaries and any persons related to such officers or employees, including (i) the lineal descendants, heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any such officer or employee, and (ii) the spouse and immediate family members of any such officer or employee.

Parity Securities shall mean each class or series of capital stock that expressly provides that such series ranks on parity with the Series B Preference Stock as to either rights on payments of dividends or rights on liquidation, winding up or dissolution.

Recapitalization Agreement shall mean the Agreement and Plan of Recapitalization, dated as of June 20, 2002, by and among the Corporation, Nortek, Inc., and K Holdings, Inc., as the same may be amended from time to time in accordance with its terms.

Reclassification shall have the meaning set forth in the Recapitalization Agreement.

Redemption shall have the meaning set forth in the Recapitalization Agreement.

RLB Preemptive Rights Agreement shall mean the preemptive rights agreement between Richard L. Bready and the Corporation entered into concurrently with or prior to the consummation of the transactions contemplated by the Recapitalization Agreement.

Senior Management shall mean Richard L. Bready, Almon C. Hall, Kevin W. Donnelly and David Hiley.

Senior Securities shall mean each class or series of capital stock that expressly provides that such series ranks senior to the Series B Preference Stock as to either rights on payments of dividends or rights on liquidation, winding up or dissolution.

Series B Preference Stock Initial Issue Date shall mean the date upon which shares of Series B Preference Stock are issued.

Subsidiary shall have the meaning set forth in the Recapitalization Agreement.

Twenty Day Average means, with respect to any prices and in connection with the calculation of Fair Market Value, the average of such prices over the twenty Business Days ending on and including the Business Day immediately prior to the day as of which "Fair Market Value" is being determined.

(2)   *Ranking.*

(a)   Except as otherwise provided herein, the Series B Preference Stock shall, with respect to dividends and rights on liquidation, winding up or dissolution, rank (i) senior to each class of Junior Securities, (ii) on parity with each class or series of Parity Securities and (iii) junior to each class or series of Senior Securities.

(b)   The respective definitions of Senior Securities, Junior Securities and Parity Securities shall include any rights, warrants, debt securities or options exercisable for or convertible into any of the Senior Securities, Junior Securities and Parity Securities, as the case may be.

(c)   The Series B Preference Stock shall be subject to the creation of Senior Securities, Parity Securities and Junior Securities.

(3)   *Preference Dividends.*

(a)   General. Except as provided below, no Distributions shall be payable on shares of Series B Preference Stock.

(b)   Right to Preference Dividends. Each share of Series B Preference Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds of the Corporation legally available therefor its pro rata share of Distributions (other than in respect of the Redemption) paid out by the Corporation on shares of its Common Stock (and any other security entitled to Distributions therewith, together with the Common Stock, the "Participating Securities"). In order to determine the pro rata participation right of a share of Series B Preference Stock, each such share of Series B Preference Stock shall participate pro rata assuming conversion into the largest number of full shares of Common Stock into which such shares of Series B Preference Stock could be converted (regardless of whether such shares could be converted into Common Stock at such time), as provided herein, on the date the Corporation declares such Distribution.

(c)   Priority. Until such time as all current and accrued dividends on any Senior Securities shall have been paid (i) no Distribution whatsoever (other than a dividend payable solely in Junior Securities or Parity Securities, respectively) shall be paid or declared, on any Junior Securities or Parity Securities, and (ii) no shares of Junior Securities or Parity Securities shall be purchased, redeemed or acquired by the Corporation, and no monies shall be paid into or set aside or made available for a sinking fund for the purchase, redemption, acquisition or retirement for value thereof; provided, however, that the Corporation may repurchase shares of Junior Securities or Parity Securities held by an officer of or consultant to the Corporation subject to a stock repurchase agreement under which the Corporation has the right or obligation to repurchase such shares in the event of the termination of an employment or consulting arrangement or other similar discontinuation of such relationship; provided, further, that the foregoing shall not prohibit the Redemption, the Reclassification, or any cash payments in connection therewith.

(4)   *Liquidation Rights of Series B Preference Stock.*

(a)   Preference. (i) Upon any Liquidation Event (as defined below) no Distribution shall be made to the holders of Junior Securities, unless, prior thereto, the holders of shares of Series B Preference Stock shall have received, out of the assets of the Corporation available for distribution, $.01 per share (the "Series B Liquidation Preference") and the holders of any Parity Securities shall have received any applicable liquidation preference in respect thereof pursuant to the terms thereof, subject to clause (ii) below (the "Parity Liquidation Preference"). Following the payment of the full amount of the Series B Liquidation Preference and the Parity Liquidation Preference, no additional distributions shall be made to the holders of shares of Series B Preference

Stock or holders of shares of Parity Securities, as the case may be, unless, prior thereto, the holders of shares of Junior Securities shall have received an amount per share (the "Common Adjustment") equal to the Series B Liquidation Preference, subject to clause (ii) below. Following the payment of the full amount of the Series B Liquidation Preference, the Parity Liquidation Preference and the Common Adjustment, as applicable, in respect of all outstanding shares of Series B Preference Stock, Parity Securities and Junior Securities, respectively, holders of Series B Preference Stock, holders of shares of Parity Securities and holders of shares of Junior Securities shall receive their ratable and proportionate share of the remaining assets to be distributed in respect thereof, on a per share basis, respectively.

(ii)   In the event that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the Parity Liquidation Preference, then such remaining assets shall be distributed ratably to the holders of Series B Preference Stock and Parity Securities in proportion to their respective liquidation preferences. In the event that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Junior Securities.

(iii)   For the purposes of this Article FIFTH "Liquidation Event" shall be deemed to include any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. Neither the consolidation or merger of the Corporation into or with any other entity, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction, reclassification or redemption of the capital stock of the Corporation, shall be deemed to be a Liquidation Event.

(b)   Securities or Other Property. Whenever the distribution provided for in this section shall be payable in securities or other property other than cash, the value of such distribution shall be (i) the Fair Market Value of such securities and/or (ii) the fair market value of such other property as determined in good faith by the Board of Directors.

(5)   *Voting Rights.*

(a)   The holders of shares of Series B Preference Stock shall not be entitled to any voting rights except as hereinafter provided in this section or as otherwise expressly provided by this Certificate of Incorporation or any amendments hereto, or provided by law.

(b)   Prior to the Effective Time, each holder of shares of Series B Preference Stock shall be entitled to vote together with the holders of Common Stock (and any other security entitled to vote with the Common Stock) as a single class on all matters submitted to a vote of the holders of Common Stock and, except as otherwise expressly provided herein, shall be entitled to the number of votes equal to the largest number of full shares of Common Stock into which such shares of Series B Preference Stock could be converted, as provided herein, at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken and (ii) so long as any shares of Series B Preference Stock remain outstanding, the Corporation shall not, directly or indirectly, without the written consent or waiver of the holders of at least, prior to the Effective Time, 90%, and, from and after the Effective Time, a majority, of the then outstanding shares of Series B Preference Stock, (x) amend any provision of the Corporation's Certificate of Incorporation in such a manner as would alter or change the powers, preferences or special rights of the holders of shares of Series B Preference Stock, including, without limitation, this section (5)(b), section (5)(c) and section (6) of this Article FIFTH; it being expressly provided that the creation of any Junior Securities shall be deemed not to affect the holders of the Series B Preference Stock or (y) authorize or issue any Senior Securities or Parity Securities. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, the number of shares of Series B Preference Stock may be increased (but not above the number of shares authorized by the Certificate of Incorporation) if authorized and directed by a resolution adopted by the Board of Directors and the filing of an appropriate certificate in accordance with Section 151 of the GCL, without the approval of the holders of Common Stock, Series B Preference Stock or any other capital stock of the Corporation.

(c)   Following the Effective Time, and other than pursuant to the transactions contemplated by the Recapitalization Agreement, until the occurrence of an Elimination Event, the Corporation and its Board of Directors or any committee thereof shall not, and shall not permit any of its Subsidiaries to, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding Series B Preference Stock, do, or enter into an agreement or arrangement to do, any of the following:

(i)   merge or consolidate (other than any merger or consolidation which is permitted pursuant to the exceptions contained in clauses (ii) and (iii) of this paragraph (c) below or a merger or consolidation solely between or among Subsidiaries directly or indirectly wholly-owned by the Corporation) the Corporation or any of its Subsidiaries with or into any other corporation, recapitalize or reclassify the capital securities of the Corporation or any of its Subsidiaries, sell all or substantially all of the assets of the Corporation and its Subsidiaries taken as a whole, or sell all or substantially all of the assets of Nortek, Inc., amend the Corporation's Certificate of Incorporation or by-laws or conduct any other extraordinary or similar material transaction involving in excess of $50,000,000;

(ii)   acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than acquisitions of inventory or similar assets in the ordinary course of business that constitute less than substantially all of a business unit or division and other than acquisitions of assets permitted under clause (v) of this paragraph (c) below), stock or operations of another company, other than any acquisition by the Corporation for cash involving total consideration, including liabilities assumed, in an aggregate amount not to exceed $50,000,000 in any one transaction or series of related transactions;

(iii)   sell, dispose of, transfer or divest any assets (including capital stock of its Subsidiaries but excluding excess or obsolete assets and sales of inventory in the ordinary course of business), businesses or divisions other than dispositions for which the fair market value of the assets disposed of and of the total consideration, including liabilities assumed, received by the Corporation or its Subsidiaries in the aggregate does not exceed $50,000,000 in any one transaction or series of related transactions;

(iv)   incur any debt outside the ordinary course of business or for borrowed money or issue any debt securities or securities that are convertible, redeemable or exchangeable for debt securities, except for (1) incurrences of debt under the Loan and Security Agreement dated July 25, 2002 by and among Nortek, Inc. (and its subsidiaries) and Fleet Capital Corporation, Fleet Capital Canada Corporation, and Fleet Securities, Inc. and (2) assumed debt of a company that is acquired in accordance with clause (ii) of this paragraph (c) above, so long as such debt is prepayable at any time;

(v)   make any capital expenditures, except as are contemplated by a budget (1) that is approved by the Board of Directors, and (2) in which the amounts budgeted for maintenance capital expenditures and new capital expenditures do not exceed by 10% the amounts budgeted for such items in the Company's budget for fiscal year 2002; provided that any capital expenditures budgeted for in any fiscal year and not actually made in such year may be made in the immediately subsequent fiscal year without respect to the budgetary limits set forth in this clause (v) and without requiring the approval of holders of Series B Preference Stock if the amount of such expenditures do not exceed 15% of the prior fiscal year's budget and such expenditures could have been made in such prior fiscal year without violating this clause (v) (whether because such prior fiscal year's budget was within the budgetary limits set forth in this clause (v) or such budget had received the required approval of holders of Series B Preference Stock);

(vi)   enter into any agreement or arrangement with any member of Senior Management of the Corporation (including any compensation agreement, option plan or benefit plan) or make any payments to any member of Senior Management of the Corporation, other than as agreed to in any employment agreement, option plan, benefit plan or similar agreement in existence at or prior to the Effective Time or as contemplated by the stockholders' agreement substantially in the form attached to the Recapitalization Agreement (the "Stockholders' Agreement");

(vii)   create, issue, grant, deliver or sell shares of any class or series of capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares of capital stock of the Corporation, or pay any dividends thereon, in each case other than (each, a "Permitted Issuance") pursuant to an option plan or similar agreement in existence at or prior to the Effective Time or as contemplated by the Stockholders' Agreement or the RLB Preemptive Rights Agreement;

(viii)   settle or compromise any action, suit, claim, investigation or other proceeding either (1) in excess of $25,000,000 in any one case or (2) relating to the transactions contemplated by the Recapitalization Agreement; or

(ix)   increase or decrease the number of directors on the Board of Directors.

(6)   *Conversion.* The holders of Series B Preference Stock shall have the following rights with respect to the conversion of such shares of Series B Preference Stock into shares of Class A Common Stock:

(a)   Optional Conversion by Holder. Subject to and in compliance with this section:

(i)   each share of Series B Preference Stock held by the Management Holders shall be convertible, at any time, into one (the "Conversion Ratio") fully paid and nonassessable share of Class A Common Stock,

(ii)   each share of Series B Preference Stock held by any person other than the Management Holders shall be convertible into a number of shares of Class A Common Stock equal to then existing Conversion Ratio upon 75 days (the "Notice Period") prior written notice; provided, however, that such written notice may not be given until the one year anniversary of the Effective Time (the "Waiting Period"); provided, further, that the Notice Period and the Waiting Period shall not apply and shall have no force and effect (and such Series B Preference Stock shall, upon written notice to the Corporation, be immediately convertible into Class A Common Stock) if the holders of 80% in aggregate principal amount of the Nortek Notes (as defined in the Recapitalization Agreement) have entered into "no-put agreements" pursuant to which they have agreed not to tender their Nortek Notes in any Change of Control Offer (as defined in the Recapitalization Agreement) that may be conducted in connection with the Transactions (as defined in the Recapitalization Agreement),

(iii)   without limiting the provisions of section (5) of this Article FIFTH above and notwithstanding section (6)(a)(ii) of this Article FIFTH above, each share of Series B Preference Stock shall be immediately convertible, upon written notice to the Corporation, into that number of shares of Class A Common Stock equal to the then existing Conversion Ratio (A) from and after the time the

Corporation enters into an agreement with respect to a transaction of the type described in section (5)(c)(i) of this Article FIFTH (other than (i) internal reorganizations that do not have a material adverse effect on the holders of the Corporation's outstanding securities, (ii) mergers or consolidations in which none of the Corporation, Nortek, Inc., or any other material Subsidiary of the Corporation is a constituent party or is disposed of in connection therewith and which do not involve the issuance of securities by the Corporation and (iii) amendments to the Corporation's Certificate of Incorporation or by-laws, in each case, which merger, consolidation or amendment has received the approval of the holders of the Series B Preference Stock pursuant to section (5) of this Article FIFTH above if such approval is required thereunder) and section (5)(c)(ii) of this Article FIFTH (other than, in the case of section (5)(c)(ii) of this Article FIFTH, an acquisition where the consideration consists solely of cash or nonconvertible debt securities which acquisition has received the requisite approval of the holders of Series B Preference Stock pursuant to section (5) of this Article FIFTH above if such approval is required thereunder), and (B) without limiting the forgoing, from and after the time that (x) the Corporation files, or prepares to file, a prospectus with respect to a public offering of the capital stock of the Corporation or any of its Subsidiaries, (y) delivers to investors, or prepares to deliver to investors, an offering memorandum with respect to an offering pursuant to Rule 144A under the Securities Act of 1933 with respect to the capital stock of the Corporation or any of its Subsidiaries, or (z) consummates a private placement of the capital stock of the Corporation or any of its Subsidiaries (other than, in the case of clause (z), pursuant to either (1) a Permitted Issuance or (2) a private placement which has received the requisite approval of the holders of Series B Preference Stock pursuant to section (5) of this Article FIFTH above).

(b)   Automatic Conversion. Immediately after the Reclassification and prior to the Redemption Time (each, as defined in the Recapitalization Agreement), each share of Series B Preference Stock held by the Management Holders shall automatically be converted into a number of shares of Class A Common Stock equal to the then existing Conversion Ratio. For the avoidance of doubt, in no event shall this section (6)(b) apply to the Kelso Holders.

(c)   Adjustments for Stock Dividends, Subdivisions or Splits and Combinations. If at any time or from time to time after the Series B Preference Stock Initial Issue Date the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock or by a subdivision or split-up of shares of Class A Common Stock then the Conversion Ratio then in effect immediately before that stock dividend, subdivision or split shall be proportionately increased, and, conversely, if the Corporation at any time or from time to time after the Series B Initial Issue Date combines the outstanding shares of Class A Common Stock into a smaller number of shares, the Conversion Ratio then in effect immediately before that combination shall be proportionately decreased; it being understood that no such adjustments shall be made (under this paragraph (c)) as a result of the Reclassification and Redemption. Any adjustment under this paragraph (c) shall become effective at the open of business on the date the subdivision or combination becomes effective.

(d) _Adjustments for Reclassification, Exchange and Substitution_. In the event that at any time or from time to time after the Series B Preference Stock Initial Issue Date, the Class A Common Stock, issuable upon the conversion of the Series B Preference Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets, provided for elsewhere in this section (6) and other than pursuant to the Reclassification or Redemption), then and in any such event the Series B Preference Stock shall be convertible into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change, by holders of the number of shares of Class A Common Stock into which such shares of Series B Preference Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided in this section (6).

(e) _Reorganizations, Mergers, Consolidations or Sales of Assets_. If at any time or from time to time after the Series B Preference Stock Initial Issue Date there is a capital reorganization of the Class A Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this section (6) or other than an event that would be deemed a Liquidation Event and other than pursuant to the Reclassification or Redemption) or a merger or consolidation of the Corporation with or into another entity, or the sale of all or substantially all of the Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Series B Preference Stock shall thereafter be entitled to receive upon conversion of the Series B Preference Stock the number of shares of stock or other securities or property to which a holder of the number of shares of Class A Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this section (6) with respect to the rights of the holders of the Series B Preference Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this section (6) (including adjustment of the Conversion Ratio then in effect and the number of shares issuable upon conversion of the Series B Preference Stock) shall be applicable after that event and be as nearly equivalent as may be practicable.

(f) _Deferral in Certain Circumstances_. In any case in which the provisions of this section (6) shall require that an adjustment shall become effective immediately after a record date of an event, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Series B Preference Stock converted after such record date and before the occurrence of such event the shares of Class A Common Stock that would be issuable upon such conversion by reason of the adjustment required by such event;

provided, however, that the Corporation shall issue to such holder the shares of Class A Common Stock issuable upon such conversion before giving effect to such adjustments.

(g)   Mechanics of Conversion.

(i)   Optional Conversion. Each holder of Series B Preference Stock who desires to convert the same into shares of Class A Common Stock, as applicable, pursuant to and subject to the provisions of section (6)(a) hereof, may, at or following such time as such Series B Preference Stock may be converted into Class A Common Stock pursuant thereto, do so by surrendering the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series B Preference Stock and giving written notice to the Corporation at such office that such holder elects to convert the same and stating therein the number of shares of Series B Preference Stock being converted. Thereupon the Corporation shall as soon as practicable issue and deliver to such holder a certificate or certificates for the number of whole shares of Class A Common Stock to which such holder is entitled. Subject to the provisions of section (6)(a) hereof, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series B Preference Stock to be converted, and the person entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock, on such date.

(ii)   Automatic Conversion. Upon the occurrence of the event specified in section (6)(b) above, the outstanding shares of Series B Preference Stock held by Management Holders shall be converted into Class A Common Stock and shall cease to be outstanding without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificate or certificates evidencing such shares of Series B Preference Stock are delivered either to the Corporation or its transfer agent as provided below. Upon surrender by such holder of the certificate or certificates formerly representing shares of Series B Preference Stock at the office of the Corporation or any transfer agent for the Series B Preference Stock, there shall be issued and delivered to such holder promptly at such office and in the name as shown on the surrendered certificate or certificates, a certificate or certificates for the number of shares of Class A Common Stock into which the shares of Series B Preference Stock were convertible on the date on which such automatic conversion occurred. Until surrendered as provided above, each certificate formerly representing shares of Series B Preference Stock shall be deemed for all corporate purposes to represent the number of shares of Class A Common Stock resulting from such automatic conversion.

(h)   Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Ratio, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series B Preference Stock at the holder's address as shown in the Corporation's books. The certificate shall set forth such adjustment or readjustment, showing in reasonable detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Conversion Ratio at the time in effect and the calculation upon which such adjustment was based and (ii) the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Preference Stock.

(i)   No Fractional Shares. No fractional shares of Class A Common Stock or scrip representing fractional shares shall be issued upon the conversion of shares of Series B Preference Stock. Instead of issuing any fractional shares of Class A Common Stock, which would otherwise be issuable upon conversion of Preference Stock, the number of shares of Class A Common Stock, to be issued in such event shall be rounded down to the nearest whole share. The determination as to whether or not any fractional shares would otherwise be issuable absent the preceding provisions shall be based upon the aggregate number of shares of Series B Preference Stock being converted at any one time by any holder thereof, not upon each share of Series B Preference Stock being converted.

(j)   Notices of Record Date. In the event of, other than in connection with the Reclassification or Redemption, (i) any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any Distribution, or (ii) any capital reorganization of the Corporation, any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation with or into any other corporation, or any transfer of all or substantially all of the assets of the Corporation to any other person or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series B Preference Stock at least twenty (20) Business Days prior to the record date specified therein, a notice specifying (1) the date on which any such record is to be taken for the purpose of such Distribution and a description of such Distribution, (2) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed as to when the holders of record of Class A Common Stock (or other securities) shall be entitled to exchange their shares of Class A Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

(k)   Issue Taxes. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Class A Common Stock on conversion of Series B Preference Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(l) <u>Reservation of Stock Issuable Upon Conversion</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preference Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preference Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preference Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

(7) *Limitation and Rights Upon Insolvency.* Notwithstanding any other provision of this Certificate of Incorporation, the Corporation shall not be required to pay any Distribution on, or to pay any amount in respect of any redemption of, the Series B Preference Stock at a time when immediately after making such payment the Corporation is or would be rendered insolvent (as defined by applicable law), provided that the obligation of the Corporation to make any such payment shall not be extinguished in the event the foregoing limitation applies.

(8) *No Reissuance of Series B Preference Stock.* No share of Series B Preference Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

(9) *Record Holders.* The Corporation may deem and treat the record holder of any share of Series B Preference Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

(10) *Notice.* Except as may otherwise be provided for herein, all notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt of such notice or three (3) Business Days after the mailing of such notice if sent by registered mail with postage prepaid, addressed: if to the Corporation, to Nortek Holdings, Inc., 50 Kennedy Plaza, Providence, RI 02903, Attention: General Counsel, or to an agent of the Corporation designated as permitted by the Certificate of Incorporation or, if to any holder of the Series B Preference Stock, to such holder at the address of such holder of the Series B Preference Stock as listed in the stock record books of

the Corporation; or to such other address as the Corporation or holder, as the case may be, shall have designated by notice similarly given.

(D)   *Preference Stock.* The Board of Directors is expressly authorized to provide for the issuance of all or any shares of the Preference Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the GCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

SIXTH. The election of directors need not be by ballot unless the by-laws shall so require.

SEVENTH. In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have power to make, adopt, alter, amend and repeal from time to time by-laws of the Corporation, subject to the right of the stockholders entitled to vote with respect thereto to alter and repeal by-laws made by the Board of Directors.

EIGHTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. No amendment or repeal of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

NINTH. The books of the Corporation may (subject to any statutory requirements) be kept outside the State of Delaware as may be designated by the Board of Directors or in the by-laws of the Corporation.

TENTH. The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or while a director or officer is or was serving at the request of this

Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, defense (including in the preparation to defend), settlement or resolution of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article TENTH shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this Article TENTH shall not adversely affect any right or protection of a director or officer of this corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Signed on March 28, 2003

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Name: Kevin W. Donnelly
Title: Vice President and Secretary